VIA EDGAR AND FEDERAL EXPRESS

Ms Sasha Parikh
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W., MailStop 6010
Washington, D.C. 20549

February 3, 2011

Re:	Sanofi-Aventis

Form 20-F for Fiscal Year Ended December 31, 2009

Filed March 12, 2010

File No. 001-31368

Dear Ms Parikh

This is a follow up to your letter dated January 20, 2011 addressed to Mr. Christopher Viehbacher, Chief Executive Officer of Sanofi-Aventis.

This letter is to confirm that Sanofi-Aventis is in the process of gathering information responsive to the Staff’s aforementioned comment letter and intends to respond to the comment letter by February 14.

Please do not hesitate to contact John Felitti at 011 + 33 1 53 77 48 96 if you have any questions.

Very truly yours,

/s/ Laurent Gilhodes
Laurent Gilhodes
Vice President, Group Accounting & Asset Valuation

cc:	Jérôme Contamine, Executive Vice President, Chief Financial Officer

John Felitti, Associate Vice-President, Corporate Law, Finance & Securities Law